

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 25, 2007

Mr. Fred George
Chairman and President
Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5 Canada

> **Re:** **Gammon Lake Resources Inc.**
> **Form 40-F for the Year Ended December 31, 2005**
> **Filed on April 3, 2006**
> **Form 40-F/A for the Year Ended December 31, 2005**
> **Filed on April 3, 2007**
> **Form 40-F for the Year Ended December 31, 2006**
> **Filed on April 3, 2007**
> **Form 40-F/A for the Year Ended December 31, 2006**
> **Filed on April 4, 2007**
> **Form 40-F/A for the Year Ended December 31, 2006**
> **Filed on April 9, 2007**
> **Response Letter Dated February 23, 2007**
> **Response Letter Dated March 20, 2007**
> **File No. 001-31739**

Dear Mr. George:

     We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated March 20, 2007 and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Form 40-F for the Fiscal Year Ended December 31, 2006 and filed on April 3, 2007</u>

Form 40-F/A1 for the fiscal year Ended December 31, 2006 and filed on April 4, 2007

Form 40-F/A2 for the fiscal year Ended December 31, 2006 and filed on April 9, 2007

1.   We note that your Form 40-F for the fiscal year ended December 31, 2006 excluded a reconciliation to United States GAAP and that such note to your financial statements was included in the Form 40-F/A for the fiscal year ended December 31, 2006 and filed on April 4, 2007.   Please amend your Form 40-F for the fiscal year ended December 31, 2006 to include your financial statements, your entire set of notes to such financial statements, the related audit opinions and consents, as well as your MD&A revised for typographical errors.

2.   Please note that amendments to periodic reports must include certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.   Please include such certifications of your principal executive and principal financial officers in your amendment to Form 40-F for the fiscal year ended December 31, 2006.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

                                                Sincerely,

                                                Jill Davis
                                                Branch Chief